ICON INCOME FUND NINE, LLC
                                SUPPLEMENT NO. 1
                               DATED MARCH 4, 2002
                               TO PROSPECTUS DATED
                                NOVEMBER 26, 2001

Summary

     We are providing you with this Supplement No. 1, dated March 4, 2002 to update and revise the prospectus dated November 26, 2001. This Supplement No. 1 forms a part of, and must be accompanied or preceded by, the prospectus. The purpose of this Supplement No. 1 is to describe the current status of the offering of the Company and its equipment acquisition efforts.

     You should thoroughly review the prospectus and this Supplement No. 1, prior to subscribing for units in the Company.

Status of the offering and equipment acquisition efforts

     As of March 4, 2002, 12,598.40 shares had been sold, and members had contributed capital of $12,598,403 to the Company. As of March 4, 2002, the total price paid for all equipment purchased by the Company since its inception was $40,761,424; the sources for the funds used to acquire the equipment consisted of $5,761,424 from the proceeds of the offering and $35,000,000 in debt.

     We describe below in greater detail the Company's equipment acquisitions from inception to date.

International Paper Company

     International Paper Company is a global forest products, paper and packaging company that is complemented by an extensive distribution system, with primary markets and manufacturing operations in the United States, Canada, Europe, the Pacific Rim and South America. International Paper has leased forklifts, material handling and excavators for 42 months from a joint venture between the Company and another business we manage. The equipment was acquired subject to this lease and the Company's contribution to the cost of this equipment was $1,882,529, which constituted 51% of the total cost.

OAO Corporation

     OAO Corporation is a wholly - owned subsidiary of Lockheed Martin. Lockheed Martin is a global enterprise principally engaged in the research, design, development, manufacture and integration of advanced technology products and services. Lockheed Martin is a full service information systems company providing products and services to governmental agencies. OAO Corporation has leased various personal computers and accessories for 19 months from a joint venture between the Company and another business we manage. The equipment was acquired subject to this lease and the Company's contribution to the cost of this equipment was $682,790, which constituted 51% of the total cost.

Ball Corporation

     Ball Corporation, established in 1880, manufactures metal and plastic packaging for the beverage, food and aerospace industries, and other technologies for commercial and government agencies. Ball has leased forklifts, sweeper scrubbers and phone systems for 27 months from a joint venture between the Company and another business we manage. The equipment was acquired subject to this lease and the Company's contribution to the cost of this equipment was $550,457, which constituted 51% of the total cost.

Heafner Tire Group, Inc.

     Heafner Tire Group, Inc. is the largest independent marketer of tires and tire-related products in the United States and a leading distributor of tires in the United States based on sales volume and number of tires distributed. Heafner has leased forklifts and materials handling equipment for 52 months from a joint venture between the Company and another business we manage. The equipment was acquired subject to this lease and the Company's contribution to the cost of this equipment was $520,648, which constituted 51% of the total cost.

Delphi Automotive Systems Corporation

     Delphi Automotive Systems Corporation is the world's largest and most diverse supplier of components and integrated systems for the automotive industry. A joint venture between the Company and another business we manage has entered into a contract to acquire 4 rotor coil-winding machines on lease to Delphi for 41 months. The closing of this equipment acquisition is subject to standard commercial conditions. If acquired, the Company's contribution to the cost of this equipment will be $316,075, which will constitute 51% of the total cost.

Cathay Pacific

     Cathay Pacific is the national airline of Hong Kong, which offers an extensive flight schedule from North America to Hong Kong and beyond Hong Kong to cities throughout Asia. Cathay Pacific also offers nonstop service from Europe, Australia and New Zealand to Hong Kong. Cathay Pacific has leased an Airbus A340-300 aircraft, manufactured in 1996, for 50 months, from a joint venture between the Company and another business we manage. The Airbus A340-300 aircraft is one of the most technologically advanced and quietest wide-bodied aircraft in the world. The aircraft was acquired subject to this lease and the Company's contribution to the cost of the aircraft was $37,125,000 ($2,125,000 in cash and $35,000,000 in non-recourse debt), which constituted 50% of the total cost.

Joint Ownership of Equipment

     The equipment on lease to International Paper Company, OAO Corporation, Ball, Heafner Tire (and to be leased to Delphi if the acquisition closes) is owned by a joint venture in which the Company has a 51% interest and ICON Income Fund Eight B, another business we manage, has a 49% interest. The Airbus A340-300 aircraft on lease to Cathay Pacific is owned by a joint venture in which the Company has a 50% interest and ICON Income Fund Eight B has a 50% interest. In both of these joint ventures: (i) the Company and the joint-owner have identical investment objectives and participate on the same terms and conditions; (ii) the compensation payable to us or our affiliates by the Company and the joint-owner is identical, after taking into account each joint owner's level of ownership, to what it would be if either the Company or the joint-owner acquired the equipment outright; and (iii) the Company has a right of first refusal to purchase the equipment, on a pro-rata basis, if the joint-owner desires to sell its interest in the equipment.